EXHIBIT 99.1

RedHill Biopharma Provides Update on PK Program in Support of Ongoing RHB-104 Phase III Crohn's Study

  Preliminary positive safety results received from a Phase I study with RHB-104 in 84 healthy adult subjects
  Additional PK studies with RHB-104 are planned, including long-term population PK and drug-drug interaction studies, to support potential future marketing applications

TEL-AVIV, Israel, Jan. 6, 2014 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE: RDHL) (the "Company" or "RedHill"), an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs, today reported preliminary positive results from a Phase I study with RHB-104, a proprietary combination antibiotic oral capsule formulation for the treatment of Crohn's disease, currently undergoing a Phase III study in the U.S., with additional clinical sites planned in Canada and Israel (the MAP US study).

The single dose two-way crossover comparative Phase I study included 84 healthy male and female subjects ages 18-45 and was designed to evaluate the effect of co-administration of food on the pharmacokinetics of the constituent components of RHB-104 and two metabolites. The secondary objective of this study was to assess the safety and tolerability of RHB-104 under fed and fasting conditions.

Preliminary pharmacokinetic (of the first 28 subjects) and safety (of all 84 subjects) data have been evaluated. A food effect was demonstrated with the administration of RHB-104, suggesting higher bioavailability with food. There were no serious adverse events reported, and overall safety between fed and fasted subjects was comparable. This preliminary data supports the RHB-104 MAP US Phase III study for Crohn's disease currently underway in the U.S. and the Phase IIa proof of concept study for multiple sclerosis currently underway in Israel. RHB-104 is administered with food in these two studies.

The preliminary results of the Phase I study, including the pharmacokinetics, bioavailability and safety of RHB-104, are subject to further analysis and final quality control. An independent clinical study report is expected in the coming weeks from the clinical research organization (CRO) which conducted the study.

The Phase I study with RHB-104, conducted in Canada, is the first of several pharmacokinetic (PK) studies which the Company plans to conduct as part of the RHB-104 development program. The additional PK studies are designed to satisfy regulatory requirements for future potential marketing applications, and include a long-term population PK study as part of the RHB-104 MAP US Phase III study for Crohn's disease, as well as a drug-drug interaction study to be conducted in parallel to the clinical studies currently underway with RHB-104.

Patrick McLean, RHB-104 Product Manager at RedHill Biopharma, said: "The preliminary results from the Phase I study support the safety profile of the RHB-104 proprietary all-in-one combination therapy and provide further insight into the pharmacokinetic properties of this drug. This is the first of several pharmacokinetic studies designed to satisfy regulatory requirements for potential future marketing applications in a number of countries. The additional pharmacokinetic studies will be conducted in parallel to the ongoing RHB-104 clinical trials. Enrollment continues in both the Phase III study in Crohn's disease and the Phase IIa proof of concept study in multiple sclerosis, and we expect the safety data to contribute to future planned marketing applications for this potentially groundbreaking drug."

RedHill announced, in November 2013, the dosing of the first patient in the MAP US study - a Phase III clinical study designed to evaluate the safety and efficacy of fixed-dose RHB-104 in patients with moderately to severely active Crohn's disease. The Company is planning to commence a second Phase III study with RHB-104 for Crohn's disease in Europe (the MAP Europe study) following successful Scientific Advice Meetings with the UK and Swedish pharmaceutical regulatory agencies. The MAP Europe study is planned to commence in the first half of 2014 and to be conducted in parallel to the ongoing MAP US study. The MAP US Phase III study is registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health which provides public access to information on publicly and privately supported clinical studies.

About RHB-104:

RHB-104 is a proprietary and potentially groundbreaking combination antibiotic therapy in oral capsule formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by the Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients. The RHB-104 formulation was originally developed by Professor Thomas Borody, a leading innovator of therapeutic approaches to treating gastrointestinal tract diseases, and who also developed the original triple therapy for peptic ulcer disease associated with H. pylori. Several clinical trials were conducted with earlier formulations of the drug, including two Phase II studies, an Australian Phase III study published by Pfizer and several supplementary studies. The formulation of RHB-104 is covered by several issued and pending patents.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs. The Company's current pipeline of proprietary products includes: (i) RHB-103 - an oral thin film formulation of a leading drug for the treatment of acute migraines, with a U.S. NDA accepted for review by the FDA in June 2013 and a PDUFA date of February 3, 2014, (ii) RHB-102 - a once-daily oral pill formulation of a leading chemotherapy and radiotherapy-induced nausea and vomiting prevention drug, planned for U.S. NDA submission in the first quarter of 2014, (iii) RHB-104 - a combination antibiotic therapy in oral capsule formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties for the treatment of (a) Crohn's disease, with a first Phase III trial currently underway, (b) multiple sclerosis (MS), with a Phase IIa proof of concept trial currently underway, (c) rheumatoid arthritis (RA), with plans for a Phase IIa proof of concept trial, and (d) systemic lupus erythematosus, (iv) RHB-105 - a combination therapy in oral capsule formulation for Helicobacter pylori infection, with a Phase III trial currently underway, (v) RHB-106 - an encapsulated formulation for bowel preparation (laxative) ahead of colonoscopy and other GI procedures, and (vi) RHB-101 - a once-daily formulation of a leading congestive heart failure and high blood pressure drug. For more information please visit: www.redhillbio.com

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and the Company's current and best understanding of the regulatory status and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company under their respective licensing agreements; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; (xi) competitive companies, technologies and the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on From 20-F filed with the SEC on February 19, 2013, and its Reports on Form 6-K. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         PR contact (U.S.):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com